

January 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
        Issuer CIK: 0001797318
        Issuer File Number: 333-235734 / 811-23504
        Form Type: 8-A12B
        Filing Date: January 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications